UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Blum Holdings, Inc.
----------------------------------------
(Name of Issuer)

Common Stock, $0.001 par value
----------------------------------------
(Title of Class of Securities)

09642F101**
----------------------------------------
(CUSIP Number)

December 31, 2023
----------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The original Schedule 13G was filed for CUSIP 91532E105. Following the consummation of the transactions contemplated under the Agreement and Plan of Merger, dated as of October 9, 2023, by and among Unrivaled Brands, Inc., Blum Holdings, Inc., and Blum Merger Sub, Inc. (the "Merger Agreement"), CUSIP 91532E105 became inactive, and this Amendment No. 2 reports active
CUSIP 09642F101.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 09642F101

1. Names of Reporting Persons.    Joseph Gerlach


2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a) [_]

(b) [_]


3. SEC Use Only

4. Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power

446,738 (1)

6. Shared Voting Power

0

7. Sole Dispositive Power

446,738 (1)

8. Shared Dispositive Power

0

9.

Aggregate Amount Beneficially Owned by
Each Reporting Person

446,738 (1)

10. Check if the Aggregate Amount in
Row (9) Excludes Certain Shares
(See Instructions)

[_]

11. Percent of Class Represented by
Amount in Row (9)

5.5% (2)

12.Type of Reporting Person (See Instructions)

IN

(1)	Comprised of (i) 385,085 shares of
common stock, (ii) options to purchase 50,113 shares of common stock that are exercisable within 60 days, and (iii) warrants to purchase
11,539 shares of common stock that are
exercisable within 60 days.

(2)	Percentage of class is calculated based on
(i) 7,749,981 shares of common stock outstanding as of October 16, 2023, as reported in the Issuer's prospectus filed with the SEC on October 23, 2023 and as adjusted to reflect a 1-for-100 reverse stock split that occured on January 12, 2024, plus (ii) the options and warrants to purchase shares of common stock held by the Reporting Person and exercisable within 60 days, as set forth in note (1) above.



Item 1.

(a) Name of Issuer
----------------------------------------

Blum Holdings, Inc. (as successor to
Unrivaled Brands, Inc.)


(b)
Address of Issuer's Principal
Executive Offices
----------------------------------------

3242 S. Halladay St., Suite 20
Santa Ana, California 92705


Item 2.
----------------------------------------
(a) Name of Persons Filing

Joseph Gerlach (the "Reporting Person")

(b) Address of Principal Business Office
or, if none, Residence
----------------------------------------

The residence address for the Reporting
Person is:

2811 Pepper Rd.
Petaluma, California 94952


(c) Citizenship
----------------------------------------

The Reporting Person is a citizen of
the United States of America.


(d) Title of Class of Securities
----------------------------------------

Common Stock, $0.001 par value


(e) CUSIP No.
----------------------------------------

09642F101

Item 3.
----------------------------------------
If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership
----------------------------------------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
----------------------------------------
446,738 shares of Common Stock

b) Percent of class:
----------------------------------------

5.5%

(c)
Number of shares as to which the person has:
----------------------------------------

(i) Sole power to vote or to direct the vote:
----------------------------------------

446,738 shares of Common Stock

(ii) Shared power to vote or to direct the vote:
----------------------------------------

0 shares

(iii) Sole power to dispose or to direct the disposition of:
----------------------------------------

446,738 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:
----------------------------------------

0 shares


As of the date of this report, the Reporting Person held
(i) 385,085 shares of Common Stock, (ii) options to purchase 50,690 shares, with 50,113 shares of Common Stock underlying options that are exercisable within 60 days and 577 shares of Common Stock underlying options that are not exercisable within 60 days, and (iii) warrants to purchase 11,539 shares of Common Stock that are exercisable within 60 days. As a result, as of the date of this report, the Reporting Person is deemed to not beneficially own the 577 shares of common stock underlying options that are not exercisable within 60 days, but is deemed to beneficially own the 50,113 shares of Common Stock underlying options and 11,539 shares of Common Stock underlying warrants that are, in each case, exercisable within 60 days.

The reported beneficial ownership percentage is calculated based on (i) 7,749,981 shares of Common Stock outstanding as of October 16, 2023, as reported in the Issuer's prospectus filed with the SEC on October 23, 2023 and as adjusted to reflect a 1-for-100 reverse stock split that occured on January 12, 2024, plus (ii) the options and warrants to purchase shares of Common Stock held by the Reporting Person and exercisable within 60 days, as described above.

Item 5. Ownership of Five Percent or Less of a Class
----------------------------------------

Not Applicable.


Item 6.
----------------------------------------
Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.


Item 7. Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on By the
Parent Holding Company or Control Person
----------------------------------------

Not Applicable.


Item 8. Identification and Classification of Members
of the Group
----------------------------------------

Not Applicable.


Item 9. Notice of Dissolution of Group
----------------------------------------

Not Applicable.


Item 10. Certification
----------------------------------------
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024


/s/ Joseph Gerlach
----------------------------------------
Name: Joseph Gerlach

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).